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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rosenblatt Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street- 59th Floor

(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph C. Gawronski 212-607-3100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy A. Abramowitz & Co.

(Name – *if individual, state last, first, middle name*)

21 Locust Avenue- Suite 2D-1	New Canaan	CT	06840-4735
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, Joseph C. Gawronski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rosenblatt Securities Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & COO

Title

Notary Public

CORALITA BURGAN MURRAIN
Notary Public - State of New York
NO. 01BU6235196
Qualified in New York County
My Commission Expires Feb 7, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roy A. Abramowitz & Co.

Roy A. Abramowitz, CPA

Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Rosenblatt Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rosenblatt Securities Inc. as of December 31 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Rosenblatt Securities Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rosenblatt Securities Inc.'s management. Our responsibility is to express an opinion on Rosenblatt Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rosenblatt Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Roy A. Abramowitz & Co.

We have served as Rosenblatt Securities Inc.'s auditor since 1995

21 Locust Avenue, New Canaan, Connecticut 06840

February 28, 2021

NY OFFICE: 212.398.8100 FAX: 203.966.5668 CT OFFICE: 203.594.7360

21 Locust Avenue, Suite 2D-1, New Canaan, CT 06840

EMAIL: rafinancial@optonline.net

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 4,665,468
Receivable from broker-dealers and clearing organizations	683,660
Other Receivables	372,822
Other current assets	20,556
Furniture and equipment, net of accumulated depreciation of $2,283,885	363,879
Security deposits	603,289
Prepaid expenses	79,908
TOTAL ASSETS	$ 6,789,582

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable	$ 372,698
ADP payable	165,319
CSA payables	15,930
Deferred revenue	308,055
Commissions payable	265,082
Bonuses payable	2,752,653
Other current liabilities	1,251,989
TOTAL LIABILITIES	5,131,726

Stockholders' equity:

Common stock, $1.00 par value, 20,000 shares authorized, 2,526.30 shares issued and outstanding	2,526
Undistributed profits	1,655,330
TOTAL SHAREHOLDERS' EQUITY	1,657,856
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,789,582

The accompanying notes are an integral part of the financial statements.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Rosenblatt Securities Inc. ("RSI" or the "Company") was established in 1979 as a New York Corporation and is a registered broker-dealer with the Securities and Exchange Commission, as well as a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC), a number of exchanges operated by the NYSE, Nasdaq, CBOE Global Markets and IEX, and numerous registered alternative trading systems. RSI is an agency-only execution boutique servicing institutions and other broker-dealers, as well as corporates for share repurchase. The firm represents traditional institutions, quants and portfolio trading customers in equities and ETF markets through its trading desk and NYSE trading floor operation.

RSI utilizes automation to enhance trading efficiency and the self sufficiency of the buy-side, from creating DOT for non-member firms more than 30 years ago to offering DMA and sophisticated algorithmic tools today. RSI also provides market structure, transaction cost and other analytics, consulting, capital markets and investment banking services to corporates in the technology, media, telecom and FinTech sectors. In-house research coverage includes the technology, media and telecom (TMT) and FinTech sectors and relationships with leading foreign dealers provides access to research from numerous other geographies.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expense are recorded on a trade date basis.

(B) Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows: 3 years for equipment and furniture. Amortization of leasehold improvements is computed on the life of the leasehold, 10.5 years.

For the year 2020 $37,361 of property and equipment acquisitions and leasehold improvements were made for the upstairs trading facility and administrative offices in New York City and personnel working remotely from other places. All new acquisitions are depreciated on a straight-line basis. Depreciation and amortization expense on property and equipment was $66,898 during 2020.

(C) The Company reviews property and equipment for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company did not record any significant impairment during 2020.

(D) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on our understanding of the current facts and circumstances. Actual results could differ from those estimates.

(E) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(F) RSI's buy-side customers are handled on a DVP-RVP basis and have separate bank accounts at banks and other custodial institutions which handle receipt and payment of funds and receipt and delivery of securities. As an introducing broker, RSI does not carry, accept or handle customer funds or securities. All instructions or transactions for the processing of funds or securities are transmitted to or through RSI's clearing firm.

(G) Since the Company is an S Corporation, all profits and losses flow through to the shareholders.

(H) The Company does not enter into financial instruments for trading or speculative purposes.

(I) Virtu Americas LLC, the Company's current clearing broker, clears the trades executed by the Company on behalf of its customers, typically on a T+2 basis. As of December 31, 2020, Virtu accounted for 38% of the Company's total accounts receivable. Commission revenue collected by Virtu through the clearing and settlement process, accounted for 83% of the Company's total commission revenue and 55% of the Company's total revenues.

(J) The Company is subject to concentrations of credit risk primarily in its trade accounts receivable to the extent of the amount(s) recorded on the balance sheet. The company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, and collection terms.

(K) The Company is sometimes subject to lawsuits, investigations and other claims related to its operations and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the loss is probable and can be reasonably estimated. Disclosure of contingent liabilities is made when the risk is reasonably possible or probable. As of December 31, 2020, there were no reserves or disclosures required.

(L) Deferred subscription revenue represents subscription payments that are amortized monthly into earnings over the period of the subscription.

(M) On May 28, 2014, the International Accounting Standards Board (IASB) and FASB issued a joint accounting standard on revenue recognition to address a number of concerns regarding the complexity and lack of consistency surrounding the accounting for revenue transactions. As part of the boards' efforts to converge U.S. Generally Accepted Accounting Principles (GAAP) and IFRA's, the standard eliminates the transaction and industry specific revenue recognition guidance under current GAAP and replaces it with a principles-based approach for revenue recognition. In addition to improving comparability of revenue recognition practices, the new guidance provides more useful information to financial statement users through enhanced disclosure requirements.

The standard applies to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of new financial assets. The guidance in ASU No. 2014-09 is applicable to annual reporting periods beginning after December 15, 2018. Application was permitted earlier only as of an annual reporting period beginning after December 15, 2016. Rosenblatt Securities has applied the provision of ASU No. 2014-09 for the calendar year reporting period 2020.

Under the new standard, revenue is recognized when a company satisfies a performance obligation by transferring a promised good or service to a customer (which is when a customer obtains control of that good or service). The implementation of the guidance had no material effect on the company's financial statements.

On February 25, 2016 FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The objective of the ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. Since RSI is a smaller reporting company (SRC) the new leases standard will be effective for the fiscal year 2021.

The Company has not elected early adoption of the ASU. The ASU will be adopted for the fiscal year ending December 31, 2021 and is not expected to have a material impact on the Company's financial statements.

NOTE 3: FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC 820, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined upon quoted market prices. However, in some instances, there are no quoted market prices for the Company's various financial instruments. Under GAAP, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1: Valuation is based upon quoted prices in active markets for identical instruments that the entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded on the active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets and liabilities.

Level 2: Valuation is based upon inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to their fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. As of December 31, 2020, the Company does not have investments included in Level 3 of the fair value hierarchy.

NOTE 4: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers represents commissions receivable from broker-dealers for whom the Company has executed trades on the NYSE floor during December 2020 and will receive in subsequent months.

The receivable from clearing organizations represents commissions receivable from its clearing brokers for trades executed by the Company on behalf of its customers and cleared through its clearing brokers during December 2020 and received in January 2021.

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 5: SECURITY DEPOSITS

As of December 31, 2020, the Company maintains a security deposit with its clearing firm Virtu Americas LLC in the amount of $600,000.

The Company also maintains a security deposit in the amount of $3,289 for an office in Minnesota.

At December 31, 2020 security deposits totaled $603,289.

NOTE 6: LIQUIDITY RISK

The Company has considered the possibility of future liquidity constraints arising from the Covid-19 Pandemic and has concluded that there are no material uncertainties that may cast significant doubt on its ability to continue as a going concern.

NOTE 7: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)).

Accordingly, no provision has been made for federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The Company is also required to pay the estimated tax on behalf of its non-resident shareholders. The NYS tax provision for 2020 is $3,000.

Since the Company has nexus in California it is subject to the California Minimum Franchise Tax. The Company also had nexus in South Carolina through February 29, 2020 and is subject to franchise tax.

The company accrued a tax provision for California and South Carolina in the amount of $825.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 15% of net income or loss plus an add-back of officer's compensation, for officer\shareholders owning more than 5% of the Company's outstanding stock.

The New York City Alternative income tax for 2020 is $24,030. The Company received a refund for overpayment of the 2017 and 2018 NYC Corporate Tax in error during 2019. The refunds were returned to the NYC Department of Finance in the amount of $66,572 during 2020. The Company amended its 2016 NYC Corporate tax return to claim the federal credit for research & development activities. The additional NYC Corporate Tax for 2016 was $659 which was paid in 2020. The Company accrued a NYC net tax provision of $94,109 for 2020.

As of December 31, 2020, the Company had $237,096 of cumulative New York City net operating loss carryforwards, which may be available to reduce future New York City tax liabilities. The net operating loss deduction is limited to $10,000 a year for New York City corporation tax purposes, and will expire in 2030.

There are no uncertain tax positions in the company's tax filings, and there are no current tax audits pending. The corporate tax returns are open for audit for a period of three years from the date of filing.

NOTE 8: COMMITMENTS

The Company entered into a new lease agreement on March 31, 2016 pertaining to its office space at 40 Wall Street, 59th Floor, New York, New York 10005. The term of the lease is ten (10) years and six (6) months (or until such term shall sooner cease and expire).

The rent for the premises is payable in advance in equal monthly installments of $34,835 for 2021.

In consideration of the Covid-19 pandemic, the lessor of the Company's New York City office space granted a six-month rent abatement of ten percent from July to December 2020. The rent abatement will increase to fifteen percent for the first quarter of 2021 and will be re-visited for subsequent periods.

On April 1, 2016 the Company set up a $154,708 Standby Letter of Credit in favor of its Landlord in lieu of a deposit which expires on April 30, 2027.

Future minimum operating lease payments required as of December 31, 2020 for each of the years ending in 2027, are as follows:

Year	Rental Amount
2021	402,347
2022	426,384
2023	434,911
2024	459,408
2025	468,598
2026-2027	965,499
Total	$ 3,157,147

The Company extended its lease agreement in Eden Prairie, MN in March 2020 on a month-to-month basis under the terms of the lease. The rent for the premises is payable in advance in equal monthly installments of $1,624.

The Company entered into a lease agreement with Marex Financial, London in March 2019 on a month-to-month basis under the terms of the lease. The rent for the premises was payable in advance in equal monthly installments of 1,000 GBP. The lease was terminated on July 31, 2020.

The Company's lease agreement in Isle of Palms, SC was amended on January 28, 2020 giving the Company the right to terminate the lease as of February 29, 2020. The rent for the premises was payable in advance in equal monthly installments of $1,000.

NOTE 9: TRADING LICENSES

During the calendar year 2020 the Company maintained 15 trading licenses with the NYSE. The billing structure is as follows: License number one is $50,000/year. There is no cost for each additional license. Trading license fees are billed monthly and can be cancelled at any time and the cost is prorated.

In connection with the Covid-19 Pandemic, the NYSE temporarily closed its Trading Floor in March 2020. The NYSE waived the annual trading license fee effective April 1, 2020 through December 31, 2020. The actual amount the Company paid in 2020 was $12,500.

NOTE 10: OTHER CURRENT LIABILITIES

The Company received a Paycheck Protection Program (PPP) loan pursuant to the CARES Act in the amount of $1,250,000 at a fixed interest rate of one percent. The funds were disbursed and note signed on April 16, 2020. The covered period was April 16, 2020 to September 30, 2020.

Pursuant to FASB ASC 470, Debt the entire amount of the loan received was accounted for as debt and classified as a current liability on the balance sheet.

The related cash inflows are classified as a financing activity on the cash flow statement.

Other current liabilities include $1,989 of other miscellaneous amounts.

Also, see Note 12- Subsequent Events.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 11: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v), net capital is computed pursuant to subparagraph (a)(2)(i) which requires that net capital as defined, shall be at least the greater of $ 250,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2020, the Company had net capital of $4,748,132 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $342,115 by $4,406,017.

All customer transactions (i.e., transactions with persons other than broker\dealers) are cleared through other broker-dealer(s) on a fully disclosed basis; therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated events through February 28, 2021 which is the date the financial statements were available to be issued.

The Company determined that the $1,250,000 Payroll Protection Program (PPP) loan received on April 16, 2020 from the SBA pursuant to the CARES Act was spent as intended and applied for PPP loan forgiveness. The Company's PPP lender recommended full forgiveness February 5, 2021. The Company signed its loan forgiveness application for SBA submission on February 19, 2021, *and SBA full forgiveness notice is expected within 60 days of such submission.*

ROSENBLATT SECURITIES INC.

INDEX